UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hawkeye Acquisition, Inc.

(f/k/a Meredith Corporation)

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

589433101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 589433101	Page 2 of 7

1	NAMES OF REPORTING PERSONS KED MDP Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP: 589433101	Page 3 of 7

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

(1)

The common stock of Hawkeye Acquisition (f/k/a Meredith Corporation) previously held by KED MDP Investments, LLC may be deemed to have been beneficially owned by Koch Industries, Inc. (“Koch Industries”) by virtue of Koch Industries’ indirect beneficial ownership of KED MDP Investments, LLC. Beneficial ownership is presented excluding non-voting preferred equity securities.

CUSIP: 589433101	Page 4 of 7

Item 1(a). Name of Issuer: Hawkeye Acquisition, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Officers: c/o Gray Television, Inc., 4370 Peachtree Road, NE, Atlanta, Georgia 30319

Item 2(a). Name of Person Filing:

KED MDP Investments, LLC (“KED MDP Investments”)

Koch Equity Development LLC (“Koch Equity Development”)

Koch Investments Group, LLC (“Koch Investments Group”)

Koch Investments Group Holdings, LLC (“Koch Investments Group Holdings”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Stock, par value $1.00 per share (“Public Shares”).

Item 2(e).CUSIP No.: 589433101.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: None of the Reporting Persons beneficially owns any Public Shares.

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

KED MDP Investments is beneficially owned by Koch Equity Development, Koch Equity Development is beneficially owned by Koch Investments Group, Koch Investments Group is beneficially owned by Koch Investments Group Holdings, and Koch Investments Group Holdings is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, Koch Investments Group Holdings, Koch Investments Group, and Koch Equity Development may each be deemed to have beneficially owned the Public Shares previously held by KED MDP Investments by virtue of (i) Koch Industries’ beneficial ownership of Investments Group Holdings, (ii) Koch Investments Group Holdings’ beneficial ownership of Koch Investments Group, (iii) Koch Investments Group’s beneficial ownership of Koch Equity Development and (iv) Koch Equity Development’s beneficial ownership of KED MDP Investments. The filing of this Schedule 13G shall not be construed as an admission that Koch Equity Development, Koch Investments Group, Koch Investments Group Holdings or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

CUSIP: 589433101	Page 5 of 7

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 589433101	Page 6 of 7

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

KED MDP Investments, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Equity Development LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Investments Group, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Investments Group Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

CUSIP: 589433101	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement